Saipem

Via Martiri di Cefalonia 67
20097 San Donato Milanese (MI)
Telex: 310246 Eni-Saipem
Fax: 02/52044667
Tel. centralino: 02/5201

Società per Azioni
Sede Legale in San Donato Milanese
Via Martiri di Cefalonia 67
Capitale Sociale Euro 440.697.000 i. v.
Registro delle Imprese di Milano, Codice Fiscale 00825790157
Partita IVA: 00825790157
R.E.A. Milano n. 788744

82.4776



03029843



Eni GROUP

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.


SEC MAIL PROCESSING
RECEIVED
SEP 0 2 2003
WASH. D.C. SECTION
155

Rif./Prot. SEGR/ 264
San Donato M.se, August 04, 2003

PROCESSED
SEP 11 2003
THOMSON FINANCIAL

SUPPL

Re: Saipem S.p.A. - File No. 82.4776

Dear Sirs,

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- First Quarter Report at 31st March 2003
- Saipem Press Release dated 11th June 2003
- Saipem Press Release dated 16th July 2003
- Saipem Press Release dated 30th July 2003
- Saipem Press Release dated 30th July 2003

Each document indicates the file number in the upper right hand corner of each unbound page.

If you have any questions or comments or require further information, please contact Mr. Alessandro Bernini, telephone number -- (2) 52034293 or Mr. Michele Nebbioli, telephone number -- (2) 52054276.

Yours faithfully,

dw 9/8

Saipem S.p.A.
Administration, Finance and Control
Senior Vice President
(Alessandro Bernini)


LLOYD'S REGISTER QUALITY ASSURANCE
ISO9001


UKAS
QUALITY
MANAGEMENT

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

For the months of June 2003, July 2003

Saipem S.p.A.
(Exact name of Registrant as specified in its charter)

Via Martiri di Cefalonia 67 - 20097 San Donato Milanese - Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F).

Form 20-F ____ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes __X__ No ____

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82.4776


SEC MAIL PROCESSING
RECEIVED
SEP 0 2 2003
WASH. D.C.
SECTION


Eni
GROUP

Saipem

First Quarter Report

at 31st March

2003

contents

Approved by the Board of Directors
at the meeting of 7th May 2003

Quarterly reports are not subject to audit

To allow a direct comparison of data to the corresponding periods for 2002, all economic and financial information contained in this Report is structured to show data of the Saipem Group exclusive of Saipem s.a., of Saipem s.a. and data comprising the effects of the acquisition (in terms of amortisation, financial expenses and associated tax relief).

Economic and Financial data

(million euros)

Data do not include Saipem s.a.	First Quarter		
	2002	2003	Var. %
Revenues	623	476	(23.6)
Contribution from operations	100	64	(36.0)
Operating income	81	45	(44.4)
Cash flow	121	78	(35.5)
Capital expenditure	178	86	(51.7)
Data include Saipem s.a.			
Revenues		803	
Contribution from operations		88	
Operating income		59	
Cash flow		101	
Capital expenditure		92	

	31st Dec. 2002	31st March 2003
Net debt:		
- medium/long term	406	576
- short term	842	659
Total	1,248	1,235

Data from operations

	First Quarter		
	2002	2003	Var. %
Offshore Construction			
- subsea pipeline laid (km)	541	46	(91.5)
- structures installed (tons)	8,250	9,209	11.6
Onshore Construction			
- pipeline laid (km)	162	30	(81.5)
- structures installed (tons)	1,950	2,700	38.5
Offshore Drilling			
- meters drilled	24,520	27,649	12.8
- wells drilled	11	10	(9.1)
Onshore Drilling			
- meters drilled	66,587	98,163	47.4
- wells drilled	20	29	45.0
- estimated average equipment utilisation (%)	85	85	-
Leased FPSO			
- FPSO vessels' utilisation (days)	90	90	-

New contracts awarded to Saiperm Group (million euros)

	First Quarter 2002	2003
Saipem SpA	494	402
Group companies	363	739
	857	**1,141**
Of which Saipem s.a.	-	454
Offshore Construction	370	695
Onshore Construction	277	194
LNG	(*) 3	3
MMO	-	51
Offshore Drilling	123	174
Onshore Drilling	67	23
Leased FPSO	17	1
Total	**857**	**1,141**

(*) data previously included in the Offshore Construction sector

New contracts awarded


million euros
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
857
17
1,141
1
First quarter 2002
First quarter 2003
Leased FPSO
Onshore Drilling
Offshore Drilling
MMO
LNG
Onshore Construction
Offshore Construction

Order backlog

(million euros)

	31st December 2002	31st March 2003
Offshore Construction	3,276	3,550
Onshore Construction	656	672
LNG	250	206
MMO	61	69
Offshore Drilling	550	663
Onshore Drilling	195	172
Leased FPSO	170	164
Total	**5,158**	**5,496**

Backlog by geographical area

(million euros)

Geographical area	31st December 2002	31st March 2003
Italy	48	38
North Sea	330	323
Rest of Europe	340	296
Africa	3,422	3,763
Middle-Far East	850	906
Americas	168	170
Total	**5,158**	**5,496**

Backlog by geographical area


Africa
3,763
906
Middle-Far East
619
170
Rest of Europe
and North Sea
38
Americas
Italy

Preparation criteria

The financial statements for the period ended 31st March 2003 have been prepared based on the criteria set out by the Companies' and Stock Exchange National Commission (Commissione Nazionale per le Società e la Borsa - CONSOB) pursuant to regulation 11971 dated 14th May 1999 and subsequent amendments, and applying the guidelines of the "Consiglio Nazionale dei Dottori Commercialisti e dei Ragionieri".

The economic information provided in this report refers to the First Quarter 2003 as well as the First Quarter 2002. Financial data refers to 31st March 2003 and 31st December 2002. The accounting principles adopted are consistent with those used in the preparation of the Consolidated Financial Statements at 31st December 2002. The financial tables have been compiled to allow easy comparison with the six-monthly and annual reports.

Unless otherwise indicated, data is expressed in million of euros.

In accordance with CONSOB regulations, quarterly reports are not subject to audit.

Economic results

Foreword

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore Construction sectors, L.N.G., and, to a lesser extent, in the Drilling, Leased FPSO and M.M.O. sectors, are not consistent over time, as they are not only influenced by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period or fraction thereof can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years and do not allow for extrapolation of figures from a single quarter to the entire year.

Consolidated income statement (million euros)

	Saipem	Saipem "stand alone"	Saipem s.a.	Saipem Consolidated
First Quarter	**2002**	**2003**	**2003**	**2003**
Operating revenues	623	476	327	803
Other revenues and income	5	1	-	1
Purchases, services and other costs	(369)	(282)	(224)	(506)
Payroll and related costs	(113)	(103)	(71)	(174)
Gross operating income	**146**	**92**	**32**	**124**
Amortisation, depreciation and write-downs	(65)	(47)	(7)	(54)
Saipem s.a. goodwill amortisation	–	–	–	(11)
Operating income	**81**	**45**	**25**	**59**
Financial expenses, net	(10)	(5)	–	(13) [a]
Interest on investment	-	-	2	2
Income before income taxes	**71**	**40**	**27**	**48**
Income taxes	(17)	(9)	(6)	(12) [b]
Net income before minority interest	**54**	**31**	**21**	**36**
Minority interest	2	–	–	–
Net income	**56**	**31**	**21**	**36**
Cash flow (Net income + Depreciation and amortisation)	**121**	**78**	**28**	**101**

(a) Includes interest expenses of 8 million euros due to interests on debt resulting from Saipem s.a.'s acquisition.
(b) Includes a positive amount of 3 million euros due to tax relief on financial expenses, as per a) above.

In line with the annual and six-monthly financial statements, this quarterly report includes the reclassified consolidated income statements by destination of costs.
This reclassification is normally used to analyse the positive and negative income components, which determine the contribution from operations (i.e. operating income before general and administrative expenses) for the various business sectors in which Saipem operates.

Operating income and costs by destination (million euros)

First Quarter	Saipem 2002	Saipem "stand alone" 2003	Saipem s.a. 2003	Saipem Consolidated 2003
Revenues	623	476	327	803
Operating costs	(511)	(390)	(279)	(680) (a)
Idle costs	(9)	(14)	(1)	(15)
Selling expenses	(6)	(7)	(10)	(17)
Research and development costs	-	(1)	(2)	(3)
Other operating income, net	3	-	-	-
Contribution from operations	100	64	35	88
General and administrative expenses	(19)	(19)	(10)	(29)
Operating income	81	45	25	59

(a) Includes Saipem s.a. goodwill amortisation of 11 million euros.

Saipem "stand alone"

Revenues for the first quarter 2003 amounted to 476 million euros, a reduction of 147 million euros versus those of the first quarter 2002. This reduction is entirely attributable to the decrease in revenues experienced in the Offshore Construction sector, resulting from the fact that 2002 had been positively affected by the Blue Stream project, in addition to lower volumes of activity generated by EPIC (Engineering, Procurement, Installation, Construction) type projects, which are in their early stages of execution in North and West Africa.

The decrease in revenues and the greater incidence of EPIC type projects in the first quarter 2003, which generate lower profitability if compared to installation and pipelaying contracts, are the fundamentals behind the reduction in operating income from 81 million euros in the first quarter 2002, equal to 13% of revenues, to 45 million euros in the first quarter 2003, equal to 9.5% of revenues. Another factor contributing to lower profitability is the reduced utilisation of Offshore Construction vessels. This is due to the fact that EPIC type projects are in the early execution phase and therefore fleet utilisation for installation and pipelaying activities is scheduled to take place subsequently.

Saipem s.a./Consolidated

Operating revenues generated by Saipem s.a. in the first quarter 2003 are mainly attributable to: projects in the Offshore Construction sector, currently under execution in West Africa (175 million euros); projects in the Onshore Construction sector under execution in North Africa and Russia (64 million euros); and projects in the Liquefied Natural Gas (LNG) and Maintenance Modification & Operation (MMO) sectors (88 million euros).

As the specific competencies of the company and its subsidiaries are focused on engineering, procurement and project management of large-scale contracts, EPIC type projects have accounted for the most significant share of revenues in the period, with profitability for the quarter of 7.6% of revenues, in line with expectations.

The consolidated operating income amounted to 59 million euros, equal to 7.3% of revenues, net of goodwill amortisation resulting from the acquisition of Saipem s.a. of 11 million euros.



Human resources

The following table provides comparable data related to average employment levels at the end of 2002 and the first quarter 2003.

Workforce	31st December 2002	31st March 2003
Italian personnel	2,197	2,271
French personnel	3,815	3,704
Overseas local personnel/Other nationalities	19,233	18,073
Total Saipem Consolidated	**25,245**	**24,048**

Workforce


20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Italian personnel
French personnel
Overseas locals/
other nationalities
31st December 2002
31st March 2003

Consolidated balance sheet and financial position

Reclassified consolidated balance sheet (million euros)

	31st December 2002		31st March 2003 (*)	
Net tangible fixed assets		1,708		1,747
Net intangible fixed assets		906		894
Total		2,614		2,641
- Offshore Construction	1,202		1,211	
- Onshore Construction	265		254	
- LNG	212		207	
- MMO	90		89	
- Offshore Drilling	621		635	
- Onshore Drilling	129		123	
- Leased FPSO	46		72	
- Other	49		50	
Financial investments		24		24
Non-current assets		**2,638**		**2,665**
Working capital	67		63	
Provision for contingencies	(132)		(132)	
Net current assets		**(65)**		**(69)**
Employee termination benefits		**(26)**		**(26)**
Capital employed		**2,547**		**2,570**
Net equity		**1,275**		**1,311**
Minority interest in net equity		**24**		**24**
Net debt		**1,248**		**1,235**
Cover		**2,547**		**2,570**
Issued and outstanding shares		**440,697,000**		**440,697,000**

(*) data does not include the effects of translation adjustments, in the first qurter of 2003, resulting from the conversion into euros of Group companies financial statements in foreign currency.

Capital expenditure (million euros)

	First Quarter 2002	First Quarter 2003
Offshore Construction	150	36
Onshore Construction	3	1
LNG	-	-
MMO	-	-
Offshore Drilling	10	23
Onshore Drilling	11	-
Leased FPSO	2	29
Other	2	3
Total	**178**	**92**

Investments in the first quarter 2003 amounted to 92 million euros (178 million in the same period 2002) and mainly involved the following: the completion of the conversion of the vessel Maxita into the new field development vessel Saipem 3000; upgrade works carried out on the semi-submersible drilling platform Scarabeo 5 to enable it to execute a contract in Norway; the conversion of the FPSO (floating production storage and offloading) unit "Mystras" scheduled to operate in the Okono/Okpoho oil field in Nigeria.



Net financial debt

Net financial debt at 31st March 2003 amounted to 1,235 million euros, versus 1,248 million at 31st December 2002. The income generated in 2002 (101 million euros) and the decrease in net current assets (4 million euros) more than compensated for capital expenditure in tangible and intangible fixed assets (92 million euros) and resulted in a reduction in net financial debt of 13 million euros.
The company's financial position at 31st March 2003 shows short term net financial debt of 659 million euros and medium/long term financial debt of 576 million euros (406 million at 31st December 2002).

Order backlog

In the first quarter 2003, Saipem was awarded new contracts totalling 1,141 million euros (857 million euros in the first quarter 2002), of which 870 million were in the Offshore sectors (Construction, Drilling and Leased FPSO).
New contracts awarded to Saipem s.a. during the first quarter 2003 amounted to 454 million euros, of which 402 million were in the Offshore Construction sector.
The most significant orders awarded include:

Offshore Construction:
- On behalf of Exxon-Mobil, the EPIC (Engineering, Procurement, Installation and Construction) type Kizomba B project in Angola for the development of a subsea field comprised of laying flowlines, risers and umbilicals;
- On behalf of T.T.M. (Trans Thai-Malaysia) Ltd., the homonymous project, in Thailand, involving transport and laying of a subsea pipeline;
- On behalf of PTT Exploration and Production Public Company Ltd, the EPIC type Bongkot Field Development Phase 3 project, in Thailand, comprising engineering, procurement, construction, transport and installation of a platform;
- On behalf of BP, the lease of various ROVs (Remotely Operated Vehicles) in the Gulf of Mexico, principally for deepwater subsea intervention.

Onshore Construction:
- On behalf of NAOC, the Okpai Power Plant project in Nigeria, involving the construction of a 'combined cycle' Power Generation Plant, in association with Alstom Power Italia;
- On behalf of Sonatrach, the second phase of the EPC type OZ2 (Arzew Pump Stations) project in Algeria, for the construction of three pumping stations, in association with Spie Capag;
- On behalf of Saudi Aramco, the EPC type East-West Rabigh Crude Pipeline project in Saudi Arabia, comprising engineering, procurement and laying of a pipeline.

M.M.O.:
- On behalf of TotalFinaElf, the extension of ongoing contracts in France.

Offshore Drilling:
- On behalf of Exxon-Mobil, the three-year lease of the semi-submersible platform Scarabeo 7 in Nigeria;
- On behalf of Petrobel, the two-year lease of the jack-up Perro Negro 4 in Egypt;
- On behalf of TotalFinaElf, the six-month lease of the semi-submersible platform Scarabeo 6 in Norway.

Onshore Drilling:
- On behalf of Lasmo, the one-year lease of two rigs in Venezuela, with the option of an additional year;
- On behalf of Petrobel, the two-year lease of a rig in Egypt.

At end of March 2003, the backlog stood at the record level of 5,496 million euros (5,158 million euros at 31st December 2002).

Management expectations

Management expectations for 2003

The substantial order backlog at the end of 2002 and the positive trend of contract acquisitions in the first quarter of this year underpin expectations for 2003 of attaining the projected revenues of 4,000 million euros. With regard to efficiency of execution of projects, particularly large turnkey projects in their execution phase, there are no issues giving rise to concern, despite various projects being in their initial stages.
A phenomenon that is having negative repercussions on Saipem's profitability is the appreciation of the Euro against the US Dollar, considering that approximately 65% of projected revenues for 2003 are in US Dollars. The appreciation of the Euro has two effects: a reduction in the euro-equivalent contribution from USD-denominated contracts, and the increased competitiveness of US contractors. The effects of this phenomenon are partly mitigated by the fact that contracts are hedged against foreign currency risks at the time of acquisition.
In view of the positive trend in new contract acquisitions and encouraging indications on the efficient execution of ongoing projects, management believes that the Group can maintain, in 2003, the level of results achieved in 2002, although the appreciation of the Euro to date makes this objective even more challenging.

Estimated capital expenditure for 2003 is confirmed at approximately 230 million euros.

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in the Persian Gulf and/or other regions and the strength of the competition. Moreover, contract execution is also subject to variables, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

Analysis by business sector

Offshore Construction

(million euros)

First Quarter	Saipem (**) 2002	Saipem "stand alone" 2003	Saipem s.a. 2003	Saipem Consolidated 2003
Operating revenues	397	246	175	421
Operating expenses, net of cost of materials	(240)	(149)	(140)	(289)
Cost of materials	(63)	(53)	(13)	(66)
Depreciation and amortisation	(34)	(18)	(3)	(21)
Contribution from operations (*)	60	26	19	45
Saipem s.a. goodwill amortisation				(6)
Contribution from operations, net				39
New orders awarded	370	293	402	695

(*) Operating Income before general and administrative expenses
(**) Not inclusive of L.N.G. sector reclassified data

The backlog at 31st March 2003 amounted to 3,550 million euros, of which 1,745 million are to be realised in 2003.

Saipem "stand alone"

- The first quarter 2003 shows a 38% reduction in revenues versus the same period 2002. This is attributable to the fact that 2002 had been positively affected by the Blue Stream project, and to reduced volumes of activity generated by EPIC (Engineering, Procurement, Installation, Construction) type projects, which are in their early stages of execution in North and West Africa.

- Contribution from operations in the first quarter 2003 amounted to 26 million euros, equal to 10.6% of revenues, versus 60 million euros, equal to 15.1% of revenues in the same period 2002. This decrease in profitability is attributable to the greater incidence of EPIC type projects, which, being in the early execution phase, resulted in a lower utilisation of vessels.

Saipem s.a. / Consolidated

- Operating revenues generated by Saipem s.a. in the first quarter 2003 are attributable to ongoing projects mainly in West Africa. Contribution from operations amounted to 19 million euros, with profitability at 10.9% of revenues. Consequently, profitability at consolidated level, inclusive of goodwill amortisation, amounted to 9.3% of revenues.

Onshore Construction

(million euros)

First Quarter	Saipem 2002	Saipem "stand alone" 2003	Saipem s.a. (**) 2003	Saipem Consolidated 2003
Operating revenues	85	114	64	178
Operating expenses, net of cost of materials	(53)	(62)	(46)	(108)
Cost of materials	(18)	(31)	(10)	(41)
Depreciation and amortisation	(6)	(8)	(2)	(10)
Contribution from operations (*)	8	13	6	19
Saipem s.a. goodwill amortisation				(2)
Contribution from operations, net				17
New orders awarded	277	194	-	194

(*) Operating income before general and administrative expenses
(**) Includes data previously classified by Saipem s.a. as Chemical & Refining

Order backlog at 31st March 2003 amounted to 672 million euros, of which 502 million are to be realised in 2003.

Saipem "stand alone"

- Activities in Kazakhstan, Saudi Arabia and North Africa allowed the company to achieve, in the first quarter 2003, revenues exceeding by 29 million euros (+34%) those for the same period 2002.

- Contribution from operations, in the first quarter 2003, amounted to 13 million euros, equal to 11.4% of revenues, versus 8 million euros, equal to 9.4% of revenues for the same period 2002. The high level of profitability confirms the ongoing optimisation of engineering and project management competencies when carrying out complex projects in challenging areas.

Saipem s.a. / Consolidated

- Operating revenues and associated profitability generated by Saipem s.a. in the first quarter 2003 are attributable mainly to activities carried out in North Africa and Russia. Consolidated contribution from operations, inclusive of goodwill amortisation, amounted to 17 million euros with profitability at 9.6% of revenues.

■ Liquefied Natural Gas (L.N.G.)

(million euros)

First Quarter	Saipem (**) 2002	Saipem "stand alone" 2003	Saipem s.a. (***) 2003	Saipem Consolidated 2003
Operating revenues	3	2	45	47
Operating expenses	(1)	-	(36)	(36)
Depreciation and amortisation	(2)	(2)	(1)	(3)
Contribution from operations (*)	-	-	8	8
Saipem s.a. goodwill amortisation				(2)
Contribution from operations, net				6
New orders awarded	3	2	1	3

(*) Operating income before general and administrative expenses
(**) Data previously included under Offshore Construction
(***) Includes data previously classified by Saipem s.a. as 'River & Maritime'

The backlog at 31st March 2003 amounted to 206 million euros, of which 149 million are to be realised in 2003.

- Operations in India, Spain and Santo Domingo enabled the company to achieve revenues of 47 million euros in the first quarter 2003.

- Consolidated contribution from operations, in the first quarter 2003, amounted to 6 million euros, net of goodwill amortisation, with profitability equal to 12.8% of revenues.

Maintenance, Modification & Operation (M.M.O.)

(million euros)

	First Quarter	
	2002	2003
Operating revenues	43	43
Operating expenses	(40)	(40)
Depreciation and amortisation	(1)	(1)
Contribution from operations (*)	2	2
Saipem s.a. goodwill amortisation		(1)
Contribution from operations, net		1
New orders awarded	51	51

(*) Operating income before general and administrative expenses

The backlog at 31st March 2003 amounted to 69 million euros, of which 44 million are to be realised in 2003.

- Operational activities, carried out mainly in France and Nigeria, enabled revenues for the first quarter 2003 to total 43 million euros with profitability, after goodwill amortisation, of 2.3%.

Offshore Drilling

(million euros)

	First Quarter	
	2002	2003
Operating revenues	82	61
Operating expenses	(47)	(36)
Depreciation and amortisation	(11)	(8)
Contribution from operations (*)	24	17
New orders awarded	123	174

(*) Operating income before general and administrative expenses

The backlog at 31st March 2003 amounted to 663 million euros, of which 190 million are to be realised in 2003.

- Operating revenues for the first quarter 2003 showed a reduction of 26% versus the same period 2002, mainly due to maintenance and upgrade works carried out on the semi-submersible platforms Scarabeo 3, Scarabeo 4, Scarabeo 5 and Scarabeo 6, which resulted in the temporary suspension of operational activities.

- Contribution from operations in the first quarter 2003 decreased by 7 million euros versus the first quarter 2002, with a margin on revenue declining from 29% to 28%. The reduction in profitability is attributable to the aforementioned maintenance and upgrade works.

- Vessel utilisation was as follows:

Vessel	days under contract
Semi-submersible platform Scarabeo 3	17 a
Semi-submersible platform Scarabeo 4	78 a
Semi-submersible platform Scarabeo 5	- b
Semi-submersible platform Scarabeo 6	64 a
Semi-submersible platform Scarabeo 7	90
Drillship Saipem 10000	90
Jack-up Perro Negro 2	90
Jack-up Perro Negro 3	90
Jack-up Perro Negro 4	90
Jack-up Perro Negro 5	90

a = for the remaining days (to 90) the vessel underwent structural repairs.
b = the vessel underwent upgrading works in readiness for a new contract in Norway.

■ Onshore Drilling

82.4776

(million euros)

	First Quarter	
	2002	2003
Operating revenues	46	46
Operating expenses	(35)	(34)
Depreciation and amortisation	(6)	(6)
Contribution from operations (*)	5	6
New orders awarded	67	23

(*) Operating income before general and administrative expenses

The backlog at 31st March 2003 amounted to 172 million euros, of which 107 million are to be realised in 2003.

- Operating revenues for the first quarter 2003 are in line with those of the first quarter 2002

- Contribution from operations in the first quarter 2003 increased by 1 million euros versus the same period of the previous year, with a margin on revenues rising from 10.9% to 13%. This increase in profitability is mainly attributable to a recovery in efficiency by the rigs operating in Saudi Arabia.

- Average utilisation of rigs reached 85% (same as first quarter 2002); rigs were located as follows: 10 in Peru, 3 in Italy, 3 in Nigeria, 2 in Algeria, 1 in Egypt, 1 in Kazakhstan, 1 in Russia and 8 in Saudi Arabia.
  In addition, 4 third-party rigs were deployed in Peru and 1 in Kazakhstan by the joint-venture company SaiPar.
  Finally, 3 rigs owned jointly with third parties operated as follows: 1 in Italy, 1 in Venezuela and 1 in Kazakhstan.

Leased FPSO

(million euros)

	First Quarter	
	2002	2003
Operating revenues	10	7
Operating expenses	(2)	(2)
Depreciation and amortisation	(5)	(3)
Contribution from operations (*)	3	2
New orders awarded	17	1

(*) Operating income before general and administrative expenses

The backlog at 31st March 2003 amounted to 164 million euros, of which 15 million are to be realised in 2003.

- In the first quarter 2003, operating revenues show a decrease of 3 million euros versus the same period 2002, which had included revenues associated with the start-up of the new floating production unit FPSO-Jamestown. Contribution from operations amounted to 2 million euros, equal to 29% of revenues, versus 3 million euros, equal to 30% of revenues for the first quarter 2002.

- The production vessels FPSO-Firenze and FPSO-Jamestown have been in continuous operation throughout the quarter.



Saipem

A Joint Stock Company with Registered Office
in San Donato Milanese (MI), Italy
Fully paid-up Share Capital Euro 440,697,000
Fiscal Code and Milan Companies' Register
No. 00825790157
Other offices:
Cortemaggiore (PC) - Via Enrico Mattei, 20

Website: www.saipem.eni.it
Operator: +39-025201

Information for Shareholders
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI)

Relations with istitutional investors and financial analysts:
Fax: +39-0252054295
E-mail: investor.relations@saipem.eni.it

Publications
First quarter report at 31st March 2003 (in English)
Relazione trimestrale al 31 marzo 2003 (in Italian)
Financial Report at 31st December 2002 (in English)
Bilancio al 31 dicembre 2002 (in Italian) prepared in accordance with D. Lgs. 9th April 1991, n. 127
Health, Safety and Environment Report 2002 (in Italian and in English)

All available also on Saipem's website: www.saipem.eni.it

Design: Fausta Orecchio/Orecchio acerbo
Cover: Lorenzo Mattotti
Printed by: Impronta Grafica - Cantù

Saipem


SEC MAIL PROCESSING
RECEIVED
SEP 0 2 2003
WASH. D.C.
155
SECTION


Eni
GROUP

Press Release

The Guangdong LNG terminal project in Peoples Republic of China for approximately USD 145 million awarded to Saipem

A joint venture comprising Saipem, together with its fully owned subsidiary Technigaz, and the engineering companies Tecnimont and Sofregaz has been selected as the winning bidder of the lump sum turnkey contract for the engineering, procurement, construction (EPC) and start-up of the Guangdong regasification LNG terminal in the Peoples Republic of China.

The contract, awarded by a consortium comprising CNOOC, BP and other Chinese partners, has an approximate value of USD 240 million, of which Saipem's 60% share is approximately USD 145 million. The contract is due to receive formal approval by Chinese local authorities.

The scope of work of the Joint Venture involves the overall terminal facilities, including the site preparation, two LNG storage tanks, the associated marine works and the regasification facilities.

The project is expected to be completed by mid 2006.

The Guangdong LNG terminal is the first LNG import terminal project to be implemented in China.

San Donato Milanese, 11th June 2003

Saipem



Press Release

Saipem awarded construction contracts offshore Nigeria for USD 490 million

Saipem, an Eni company, has been awarded two major lump sum turnkey contracts for separate projects offshore Nigeria. The total value of the contracts is approximately USD 490 million.

East Area Additional Oil Recovery Project

Saibos, a fully owned Saipem subsidiary, has been awarded by the Nigerian National Petroleum Corporation/Mobil Producing Nigeria Unlimited Joint Venture, a turnkey lump sum contract for the East Area Additional Oil Recovery Project, 35 km offshore Kwa Iboe.

The contract scope includes engineering, procurement, construction and installation of three platforms for a total weight of approximately 3500 tons and the lay of approximately 160 km of pipelines. The offshore installation phase will be carried out by the vessel Castoro Otto between Q4 2004 and Q2 2005.

Amenam field facilities

A joint consortium lead by Saibos has been awarded by Elf Petroleum Nigeria Limited a lump sum turnkey contract for the execution of the extension of the Amenam field facilities, 60 km offshore Bonny.

The contractual scope of work comprises engineering, procurement, construction and installation for a production platform and a bridge. The vessel Castoro Otto will carry out the installation phase between Q4 2004 and Q4 2005.

San Donato Milanese, 16th July 2003





Press release

Saipem wins the USD 600 million onshore pipeline contract on the Russian Sakhalin Island

A consortium comprising Saipem, an Eni company, (leader), Starstroi (a Saipem LUKoil-Neftegazstroy joint venture), LUKoil-Neftegazstroy and Amec Spie Capag, has been awarded a lump sum turnkey contract for an onshore oil and gas pipeline system associated with the Sakhalin II Development project in the Russian Sakhalin island.

The contract, awarded by the Sakhalin Energy Investment Company, has a total value of approximately USD 1200 million. Saipem's share is approximately USD 600 million.

The project covers engineering procurement and construction (EPC) of a 800-km onshore twin pipeline system connecting the Piltun-Astkhskoye and Lunskoye fields landfall pull-in heads, north-west of Sakhalin to a liquefied natural gas plant and an oil export terminal located in the southern part of the island.

The completion of activities is expected in the second half of 2006.

San Donato Milanese, 30th July 2003

Saipem


SEC MAIL PROCESSING
RECEIVED
SEP 0 2 2003
WASH. D.C. 155 SECTION


Eni
GROUP

PRESS RELEASE – 30TH JULY 2003
SECOND QUARTER REPORT AT 30TH JUNE 2003

Today, the Board of Directors of Saipem S.p.A. has reviewed the Saipem Group consolidated financial statements at 30th June 2003 (not subject to audit).

Second Quarter

Figures inclusive of Saipem s.a. results (ex Bouygues Offshore)

Revenues totalled € 1,065 million.

Operating Income amounted to € 79 million.

Net Income amounted to € 54 million.

Cash flow (net income plus depreciation and amortisation) amounted to € 118 million.

Figures not inclusive of Saipem s.a. results

Revenues totalled € 656 million (701 million in the second quarter 2002).

Operating Income amounted to € 58 million (89 million in the second quarter 2002).

Net Income amounted to € 39 million (58 million in the second quarter 2002).

Cash flow amounted to € 86 million (121 million in the second quarter 2002).

First Half

Figures inclusive of Saipem s.a. results (ex Bouygues Offshore)

Revenues totalled € 1,868 million.

Operating Income amounted to € 138 million.

Net Income amounted to € 90 million.

Cash flow amounted to € 219 million.

Figures not inclusive of Saipem s.a. results

Revenues totalled € 1,132 million (1,324 million in the first half 2002).

Operating Income amounted to € 103 million (170 million in the first half 2002).

Net Income amounted to € 70 million (112 million in the first half 2002).

Cash flow amounted to € 164 million (240 million in the first half 2002).

Saipem


Eni
GROUP

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore Construction sectors, L.N.G. (Liquefied Natural Gas), and, to a lesser extent, in the Drilling, Leased FPSO and M.M.O. (Maintenance, Modification and Operation) sectors, are not consistent over time, as they are not only influenced by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years or extrapolation of figures from a single quarter to the entire year.

Investments in the second quarter 2003 amounted to € 133 million (267 million in the same period 2002) and consisted mainly of the following: the completion of the conversion of the vessel Maxita into the new field development vessel Saipem 3000; completion of upgrading works on the semi-submersible drilling platform Scarabeo 5 to enable it to execute a contract in Norway; the conversion of the FPSO (floating production storage and offloading) unit "Mystras", due to operate in the Okono/Okpoho oil field in Nigeria.

Net financial debt at 30th June 2003 amounted to € 1,084 million, a decrease of € 164 million versus 31st December 2002. The decrease in net debt is attributable to the cash flow generated during the year in addition to a particularly favourable trend in working capital.

New contracts and backlog

In the first half 2003, Saipem was awarded new contracts totalling 2,530 million euros (1,865 million euros in the same period 2002), of which 1,839 million euros were in the Offshore sectors (Construction, Drilling and Leased FPSO). In particular, new contracts awarded to Saipem s.a. during the first half 2003 amounted to 1,391 million euros, of which 1,056 million euros were in the Offshore Construction sector.

Saipem


Eni
GROUP

The most significant orders awarded in the second quarter 2003 include:

Offshore Construction:

- on behalf of Elf Petroleum Nigeria Ltd, the EPIC-type 'Amenam II' project in Nigeria, comprising engineering, procurement, construction and installation of a platform and a bridge for the Amenam field;
- on behalf of NNPC(Nigerian National Petroleum Corporation)/Mobil, the EPIC-type 'East Area EPC2 Additional Oil Recovery' project in Nigeria, comprising engineering, procurement, construction and installation of three platforms, in addition to the laying of subsea pipelines;
- on behalf of Conoco Phillips Pipeline Australia Pty Li, the 'Bayu-Darwin Pipeline' project in Australia, comprising engineering, transport and laying of a subsea pipeline;
- on behalf of TotalFinaElf E&P, the EPIC-type 'Dalia' project in Angola, comprising engineering, procurement, construction and assembly of the topsides for the FPSO system due to operate in the Dalia field.

L.N.G.:

- on behalf of the consortium CNOOC/BP, the EPC 'Guandong' project in the People's Republic of China, comprising engineering, procurement, construction and commissioning of a re-gasification terminal.

M.M.O.:

- on behalf of TotalFinaElf, the extension of ongoing contracts in France.

Onshore Drilling:

- On behalf of Maersk Oil Kazakhstan, the one-year lease of the 5843 installation in Kazakhstan.

At end of June 2003, the backlog stood at the record level of € 5,820 million (€ 5,158 million at 31st December 2002).

Saipem


Eni
GROUP

Management expectations for 2003

The substantial order backlog at the end of 2002 and the positive trend of contract acquisitions in the first half of this year underpin expectations for 2003 of attaining the projected revenues of € 4,000 million.

A phenomenon which is having negative repercussions on Saipem's profitability is the appreciation of the Euro against the US Dollar (Euro/USD ratio: 2002 average: 0.945; first half 2003 average: 1.105; appreciation: 17%), considering that approximately 70% of projected revenues for 2003 are in US Dollars. The effects of the Euro's appreciation are twofold: a reduction in the euro-equivalent contribution from USD-denominated contracts, and a contraction in margins, deriving from euro-denominated costs of approximately 600 million per year, from Milan and Paris operating structures and almost all depreciation and amortisation. The increased competitiveness of US contractors makes it difficult to pass onto clients the effect of the Euro's appreciation. The effects of this phenomenon in 2003 are mitigated by the fact that contracts had been hedged against foreign currency risks at the time of acquisition. The same policy of contract hedging will cause the income from contracts won during the first half 2003, whose execution extends to 2004/2005, to be affected by the Euro appreciation even in the event of a subsequent US Dollar recovery.

In view of the positive trend in new contract acquisitions and encouraging signs from the efficient execution of ongoing projects, in particular the large turnkey contracts, management believes that, in 2003, the Group can maintain the level of results achieved in 2002, although the appreciation of the Euro makes this objective even more challenging.

Estimated capital expenditure is confirmed at approximately € 220 million. This includes capital allocated to the maintenance and upgrade of the fleet and the conversion of a tanker into an FPSO unit due to operate in the Okono/Okpoho field in Nigeria. Project specific investments, originally estimated at € 10 million, will increase following today's award of the "Sakhalin II" contract by Sakhalin Energy Investment Company. The amount for 2003 is still to be quantified.

Saipem



Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in the Persian Gulf and/or other regions and the strength of the competition. Moreover, contract execution is also subject to variables, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

Financial flows

The decrease in net financial debt of € 164 million versus 31st December 2002 was due to the following:

Outflows

- capital expenditure on tangible and intangible fixed assets amounting to € 133 million;
- distribution of dividends of € 63 million;
- purchase of treasury shares for € 10 million.

Inflows

- cash flow (net income plus depreciation and amortisation) of € 219 million;
- decrease in net current assets of € 110 million;
- increase in employee termination benefits of € 2 million;
- sale of tangible assets of € 9 million;
- effect of exchange rate fluctuations of € 30 million.

Additional information

Stock Options

Today, the Board of Directors of Saipem S.p.A. approved the allocation of no. 1,283,500 stock options at the price of € 6.821 per share (i.e. the shares official price average recorded by the Telematic Share Market of the Italian Stock Exchange over the previous month). Stock will be allocated to Saipem Group Executive Managers directly responsible for Group results or holding strategic positions.

Options assigned today can be exercised after three years from today's date and no later


Eni
GROUP

than 30th September 2011 for assignees resident in Italy; assignees resident in France, in compliance with current local regulations, will be able to exercise the stock after four years from date of allocation and no later than 30th September 2010.

Shares for allocation to the Stock Option Scheme will be purchased on the market, as per Ordinary Shareholders' Meeting resolution of 2nd May 2003.

Saipem

Eni
GROUP

Analysis by business sector

(In the following tables, data pertaining to Saipem s.a., ex Bouygues Offshore, can be found under the caption "Bos")

Offshore Construction:

(million euros)

Second Quarter	Saipem (**)	Saipem "stand alone"	Bos	Saipem Consolidated
	2002	2003	2003	2003
Operating revenues	444	361	251	612
Operating expenses, net of cost of materials	(292)	(219)	(196)	(415)
Cost of materials	(56)	(86)	(25)	(111)
Depreciation and amortisation	(29)	(21)	(5)	(26)
Contribution from operations (*)	67	35	25	60
Bos goodwill amortisation				(5)
Contribution from operations, net				55
New orders awarded	922	279	654	933

(million euros)

First Half	Saipem (**)	Saipem "stand alone"	Bos	Saipem Consolidated
	2002	2003	2003	2003
Operating revenues	841	607	426	1,033
Operating expenses, net of cost of materials	(533)	(368)	(336)	(704)
Cost of materials	(119)	(139)	(38)	(177)
Depreciation and amortisation	(62)	(39)	(8)	(47)
Contribution from operations (*)	127	61	44	105
Depreciation of purchase cost allocated to Bos equipment				(11)
Contribution from operations, net				94
New orders awarded	1,292	572	1,056	1,628

(*) *Operating Income before general and administrative expenses*
(**) *not inclusive of L.N.G. sector reclassified data*

The backlog at 30th June 2003 amounted to € 3,871 million, of which € 1,330 million are to be realised in the second half 2003.

Saipem


Eni

Saipem "stand alone"

- Revenues in first half 2003 amounted to € 607 million, a 28% decrease versus the same period 2002, due to the fact that 2002 had been positively affected by the Blue Stream project. EPIC (Engineering, Procurement, Installation, Construction) type projects, currently ongoing in North and West Africa have reached full-scale operations, thereby generating significantly higher revenue levels when compared to the previous quarter.
- Contribution from operations in the first half 2003 amounted to € 61 million, equal to 10% of revenues, versus € 127 million, equal to 15% of revenues in the same period 2002. This decrease in profitability is related to the greater incidence of EPIC type projects, which, not being in the installation and construction phase, resulted in a lower utilisation of vessels.

Saipem s.a./ consolidated

- Operating revenues generated by Saipem s.a. in the first half 2003 amounted to € 426 million and are attributable to full-scale operations for ongoing projects in West Africa. Contribution from operations amounted to € 44 million, with profitability at 10.3% of revenues. Consequently, profitability at consolidated level, inclusive of goodwill amortisation, amounted to 9.1% of revenues.

Saipem


Eni
GROUP

Onshore Construction:

(million euros)

Second Quarter	Saipem	Saipem "stand alone"	Bos (**)	Saipem Consolidated
	2002	2003	2003	2003
Operating revenues	103	140	65	205
Operating expenses, net of cost of materials	(67)	(81)	(55)	(136)
Cost of materials	(19)	(38)	(6)	(44)
Depreciation and amortisation	(7)	(6)	(1)	(7)
Contribution from operations (*)	10	15	3	18
Bos goodwill amortisation				(2)
Contribution from operations, net				16
New orders awarded	23	109	23	132

(million euros)

First Half	Saipem	Saipem "stand alone"	Bos (**)	Saipem Consolidated
	2002	2003	2003	2003
Operating revenues	188	254	129	383
Operating expenses, net of cost of materials	(120)	(143)	(101)	(244)
Cost of materials	(37)	(69)	(16)	(85)
Depreciation and amortisation	(13)	(14)	(3)	(17)
Contribution from operations (*)	18	28	9	37
Bos goodwill amortisation				(4)
Contribution from operations, net				33
New orders awarded	300	303	23	326

(*) *Operating income before general and administrative expenses*
(**) *Includes data previously classified by Bos as Chemical & Refining*

Order backlog at 30th June 2003 amounted to € 599 million, of which € 378 million are to be realised in the second half 2003.


Eni
GROUP

Saipem "stand alone"

- Full-scale operations on projects in Kazakhstan, Saudi Arabia and North Africa allowed the company to achieve, in the first half 2003, revenues € 66 million greater (+35%) than those for the same period 2002.

- Contribution from operations, in the first half 2003, amounted to € 28 million, equal to 11% of revenues, versus € 18 million, equal to 9.6% of revenues for the same period 2002. The increased profitability validates the focus placed on complex projects in challenging areas, where the Group maintains a competitive advantage over local operators.

Saipem s.a./ consolidated

- Operating revenues generated by Saipem s.a. in the first half 2003 amounted to € 129 million and are attributable to projects in North Africa and Russia. Contribution from operations, amounting to € 9 million, was affected by costs deriving from particularly intense commercial activity, whose results are expected to show in the forthcoming months. Consequently, consolidated profitability, inclusive of goodwill amortisation, stood at 8.6% of revenues.

Saipem



Liquefied Natural Gas (L.N.G.):

(million euros)

Second Quarter	Saipem (**) 2002	Saipem "stand alone" 2003	Bos (***) 2003	Saipem Consolidated 2003
Operating revenues	3	2	48	50
Operating expenses	–	–	(40)	(40)
Depreciation and amortisation	(3)	(2)	–	(2)
Contribution from operations (*)	–	–	8	8
Bos goodwill amortisation				(2)
Contribution from operations, net				6
New orders awarded	3	2	208	210

(million euros)

First Half	Saipem (**) 2002	Saipem "stand alone" 2003	Bos (***) 2003	Saipem Consolidated 2003
Operating revenues	6	4	93	97
Operating expenses	–	–	(76)	(76)
Depreciation and amortisation	(6)	(4)	(1)	(5)
Contribution from operations (*)	–	–	16	16
Bos goodwill amortisation				(4)
Contribution from operations, net				12
New orders awarded	6	4	209	213

(*) *Operating income before general and administrative expenses*
(**) *Data previously included under Offshore Construction*
(***) *Includes data previously classified by Bos as 'River & Maritime'*

The backlog at 30th June 2003 amounted to € 366 million, of which € 117 million are to be realised in the second half 2003.

- Operations in India, Spain and Santo Domingo enabled the company to achieve revenues of € 97 million in the first half 2003.

- Consolidated contribution from operations, in the first half 2003, amounted to € 12 million, net of goodwill amortisation, with profitability equal to 12.4% of revenues.

Saipem



Maintenance, Modification & Operation (M.M.O.):

Second Quarter	Bos	Saipem Consolidated (million euros)
	2003	2003
Operating revenues	45	45
Operating expenses	(43)	(43)
Depreciation and amortisation	–	–
Contribution from operations (*)	2	2
Bos goodwill amortisation		(1)
Contribution from operations, net		1
New orders awarded	52	52

First Half	Bos	Saipem Consolidated (million euros)
	2003	2003
Operating revenues	88	88
Operating expenses	(83)	(83)
Depreciation and amortisation	(1)	(1)
Contribution from operations (*)	4	4
Bos goodwill amortisation		(2)
Contribution from operations, net		2
New orders awarded	103	103

(*) *Operating income before general and administrative expenses*

The backlog at 30th June 2003 amounted to € 76 million, of which € 46 million are to be realised in the second half 2003.

- Operational activities, carried out mainly in France and West Africa, enabled revenues for the first half 2003 to total € 88 million with profitability, after goodwill amortisation, of 2.3%.

Saipem


Eni
GROUP

Offshore Drilling:

(million euros)

	Second Quarter		First Half	
	2002	2003	2002	2003
Operating revenues	87	92	169	153
Operating expenses	(53)	(63)	(100)	(99)
Depreciation and amortisation	(11)	(9)	(22)	(17)
Contribution from operations (*)	23	20	47	37
New orders awarded	51	26	174	200

(*) *Operating income before general and administrative expenses*

The backlog at 30th June 2003 amounted to € 597 million, of which € 116 million are to be realised in the second half 2003.

- Operating revenues for the first half 2003 showed a reduction of 9.5% versus the same period 2002, mainly due to maintenance and upgrading works carried out on the semi-submersible platforms Scarabeo 3, Scarabeo 5 and Scarabeo 7, resulting in the temporary suspension of operational activities, which were only partially compensated by the full-scale operations of the drill ship Saipem 10000 and the jack-up Perro Negro 2.

- Contribution from operations in the first half 2003 decreased by € 10 million versus the first quarter 2002, with a margin on revenue declining from 27.8% to 24.2%. The reduction in profitability is attributable to the aforementioned maintenance and upgrading works.

- Vessel utilisation was as follows:

Vessel	*days under contract*	
Semi-submersible platform Scarabeo 3	108	a
Semi-submersible platform Scarabeo 4	169	a
Semi-submersible platform Scarabeo 5	44	b
Semi-submersible platform Scarabeo 6	155	a
Semi-submersible platform Scarabeo 7	140	c
Drillship Saipem 10000	181	
Jack-up Perro Negro 2	181	
Jack-up Perro Negro 3	173	a
Jack-up Perro Negro 4	181	
Jack-up Perro Negro 5	181	

a = for the remaining days (to 181) the vessel underwent structural repairs.
b = the vessel underwent upgrading works in readiness for a new contract in Norway.
c = the vessel underwent upgrading works in readiness for a new contract in Nigeria.

Saipem



Onshore Drilling:

(million euros)

	Second Quarter		First Half	
	2002	2003	2002	2003
Operating revenues	57	51	103	97
Operating expenses	(44)	(39)	(79)	(73)
Depreciation and amortisation	(7)	(5)	(13)	(11)
Contribution from operations (*)	6	7	11	13
New orders awarded	9	26	76	49

(*) *Operating income before general and administrative expenses*

The backlog at 30th June 2003 amounted to € 147 million, of which € 67 million are to be realised in the second half 2003.

- Operating revenues for the first half 2003 show a 6% decrease versus those of the same period 2002, mainly attributable to reduced activities in South America.

- Contribution from operations in the first half 2003 increased by € 2 million versus the same period last year, with a margin on revenues rising from 10.7% to 13.4%. This increase in profitability is mainly attributable to a recovery in efficiency by the rigs operating in Saudi Arabia.

- Average utilisation of rigs reached 84% (89% in the first half 2002); rigs were located as follows: 10 in Peru, 3 in Italy, 3 in Nigeria, 2 in Algeria, 1 in Egypt, 1 in Kazakhstan, 1 in Russia and 8 in Saudi Arabia.
  In addition, 5 third-party rigs were deployed in Peru and 1 in Kazakhstan by the joint-venture company SaiPar.
  Finally, 3 rigs owned jointly with third parties operated as follows: 1 in Italy, 1 in Venezuela and 1 in Kazakhstan.

Saipem



Leased FPSO:

(million euros)

	Second Quarter		First Half	
	2002	2003	2002	2003
Operating revenues	7	10	17	17
Operating expenses	(1)	(4)	(3)	(6)
Depreciation and amortisation	(4)	(4)	(9)	(7)
Contribution from operations (*)	2	2	5	4
New orders awarded	–	10	17	11

(*) *Operating income before general and administrative expenses*

The backlog at 30th June 2003 amounted to € 164 million, of which € 23 million are to be realised in the second half 2003.

- In the first half 2003, operating revenues were in line with those of the same period 2002. Contribution from operations amounted to € 4 million, equal to 23.5% of revenues, versus € 5 million, equal to 29.4% of revenues for the first half 2002.

- The production units FPSO–Firenze and FPSO–Jamestown have been in continuous operation since the beginning of the year.

Attachments:

- Reclassified Consolidated Balance Sheet and Reclassified Consolidated Income Statements by nature and destination of costs.

San Donato Milanese, 30th July 2003

Saipem


Eni
GROUP

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(million euros)

	31st December 2002		30th June 2003	
Net tangible fixed assets		1,708		1,691
Net intangible fixed assets		906		872
		2,614		2,563
- Offshore Construction	1,202		1,156	
- Onshore Construction	265		247	
- LNG	212		204	
- MMO	90		85	
- Offshore Drilling	621		632	
- Onshore Drilling	129		118	
- Leased FPSO	46		73	
- Other	49		48	
Financial investments		24		21
Non-current assets		**2,638**		**2,584**
Working capital	67		(40)	
Provision for contingencies	(132)		(125)	
Net current assets		**(65)**		**(165)**
Employee termination benefits		**(26)**		**(28)**
CAPITAL EMPLOYED		**2,547**		**2,391**
Net equity		**1,275**		**1,288**
Minority interest in net equity		**24**		**19**
Net debt		**1,248**		**1,084**
COVER		**2,547**		**2,391**
SHARES ISSUED AND OUTSTANDING		**440,697,000**		**440,697,000**

Saipem


Eni
GROUP

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS BY NATURE OF COSTS

(million euros)

Second Quarter	Saipem 2002	Saipem "stand alone" 2003	Bos 2003	Saipem Consolidated 2003	
Operating revenues	701	656	409	1,065	
Other revenues and income	5	3	–	3	
Purchases, services and other costs	(424)	(445)	(299)	(744)	
Payroll and related costs	(130)	(109)	(72)	(181)	
GROSS OPERATING INCOME	**152**	**105**	**38**	**143**	
Amortisation, depreciation and write-downs	(63)	(47)	(7)	(54)	
Bos Goodwill amortisation	–	–	–	(10)	
OPERATING INCOME	**89**	**58**	**31**	**79**	
Financial income (expenses), net	(10)	(7)	1	(13)	(a)
Income from investments	–	1	5	6	
INCOME BEFORE EXTRAORDINARY ITEMS & INCOME TAXES	**79**	**52**	**37**	**72**	
Extraordinary expenses, net	(2)	–	–	–	
INCOME BEFORE INCOME TAXES	**77**	**52**	**37**	**72**	
Income taxes	(18)	(13)	(7)	(18)	(b)
NET INCOME BEFORE MINORITY INTEREST	**59**	**39**	**30**	**54**	
Minority interest	(3)	–	–	–	
NET INCOME	**56**	**39**	**30**	**54**	
CASH FLOW (Net income + Depreciation and amortisation)	**119**	**86**	**37**	**118**	

(a) Includes expenses of € 7 million due to interest on debt resulting from Saipem s.a.'s acquisition.
(b) Includes a positive amount of € 2 million due to tax effect on financial expenses, as per (a) above.

Saipem


Eni
G R O U P

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS BY NATURE OF COSTS

(million euros)

First Half	Saipem 2002	Saipem "stand alone" 2003	Bos 2003	Saipem Consolidated 2003	
Operating revenues	1,324	1,132	736	1,868	
Other revenues and income	10	4	–	4	
Purchases, services and other costs	(793)	(727)	(523)	(1,250)	
Payroll and related costs	(243)	(212)	(143)	(355)	
GROSS OPERATING INCOME	**298**	**197**	**70**	**267**	
Amortisation, depreciation and write-downs	(128)	(94)	(14)	(108)	
Bos Goodwill amortisation	–	–	–	(21)	
OPERATING INCOME	**170**	**103**	**56**	**138**	
Financial income (expenses), net	(20)	(12)	1	(26)	(a)
Income from investments	–	1	7	8	
INCOME BEFORE EXTRAORDINARY ITEMS & INCOME TAXES	**150**	**92**	**64**	**120**	
Extraordinary expenses, net	(2)	–	–	–	
INCOME BEFORE INCOME TAXES	**148**	**92**	**64**	**120**	
Income taxes	(35)	(22)	(13)	(30)	(b)
NET INCOME BEFORE MINORITY INTEREST	**113**	**70**	**51**	**90**	
Minority interest	(1)	–	–	–	
NET INCOME	**112**	**70**	**51**	**90**	
CASH FLOW (Net income + Depreciation and amortisation)	**240**	**164**	**65**	**219**	

(a) Includes expenses of € 15 million due to interest on debt resulting from Saipem s.a.'s acquisition.
(b) Includes a positive amount of € 5 million due to tax effect on financial expenses, as per (a) above.

Saipem


Eni
GROUP

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS BY DESTINATION OF COSTS

(million euros)

Second Quarter	Saipem 2002	Saipem "stand alone" 2003	Bos 2003	Saipem Consolidated 2003	
Operating revenues	701	656	409	1,065	
Production costs	(578)	(554)	(349)	(913)	(a)
Idle costs	(9)	(19)	(7)	(26)	
Selling expenses	(8)	(5)	(14)	(19)	
Research and development costs	(1)	–	(1)	(1)	
Other operating income, net	3	1	–	1	
CONTRIBUTION FROM OPERATIONS	**108**	**79**	**38**	**107**	
General and administrative expenses	(19)	(21)	(7)	(28)	
OPERATING INCOME	**89**	**58**	**31**	**79**	
Financial income (expenses), net	(10)	(7)	1	(13)	(b)
Income from investments	–	1	5	6	
INCOME BEFORE EXTRAORDINARY ITEMS & INCOME TAXES	**79**	**52**	**37**	**72**	
Extraordinary expenses, net	(2)	–	–	–	
INCOME BEFORE INCOME TAXES	**77**	**52**	**37**	**72**	
Income taxes	(18)	(13)	(7)	(18)	(c)
NET INCOME BEFORE MINORITY INTEREST	**59**	**39**	**30**	**54**	
Minority interest	(3)	–	–	–	
NET INCOME	**56**	**39**	**30**	**54**	
CASH FLOW (Net income + Depreciation and amortisation)	**119**	**86**	**37**	**118**	

(a) Includes Saipem s.a. goodwill amortisation of 10 million euros.
(b) Includes expenses of € 7 million due to interest on debt resulting from Saipem s.a.'s acquisition.
(c) Includes a positive amount of € 2 million due to tax effect on financial expenses, as per (b) above.

Saipem



RECLASSIFIED CONSOLIDATED INCOME STATEMENTS BY DESTINATION OF COSTS

(million euros)

First Half	Saipem 2002	Saipem "stand alone" 2003	Bos 2003	Saipem Consolidated 2003	
Operating revenues	1,324	1,132	736	1,868	
Production costs	(1,089)	(944)	(628)	(1,593)	(a)
Idle costs	(18)	(33)	(8)	(41)	
Selling expenses	(14)	(12)	(24)	(36)	
Research and development costs	(1)	(1)	(3)	(4)	
Other operating income, net	6	1	–	1	
CONTRIBUTION FROM OPERATIONS	**208**	**143**	**73**	**195**	
General and administrative expenses	(38)	(40)	(17)	(57)	
OPERATING INCOME	**170**	**103**	**56**	**138**	
Financial income (expenses), net	(20)	(12)	1	(26)	(b)
Income from investments	–	1	7	8	
INCOME BEFORE EXTRAORDINARY ITEMS & INCOME TAXES	**150**	**92**	**64**	**120**	
Extraordinary expenses, net	(2)	–	–	–	
INCOME BEFORE INCOME TAXES	**148**	**92**	**64**	**120**	
Income taxes	(35)	(22)	(13)	(30)	(c)
NET INCOME BEFORE MINORITY INTEREST	**113**	**70**	**51**	**90**	
Minority interest	(1)	–	–	–	
NET INCOME	**112**	**70**	**51**	**90**	
CASH FLOW (*Net income + Depreciation and amortisation*)	**240**	**164**	**65**	**219**	

(a) Includes Saipem s.a. goodwill amortisation of 21 million euros.
(b) Includes expenses of € 15 million due to interest on debt resulting from Saipem s.a.'s acquisition.
(c) Includes a positive amount of € 5 million due to tax effect on financial expenses, as per (b) above.